

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

<u>Via E-mail</u>
Su Zhi Dai
President, Treasurer and Secretary
Global Seed Inc.
2386 Diary Ashford, Suite 502
Houston, TX 77077

> **Re: Global Seed Inc.**
> **Registration Statement on Form S-1**
> **Filed October 4, 2011**
> **File No. 333-177157**

Dear Mr. Dai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise. To the extent that you are a shell company, please revise your disclosure regarding future sales by existing stockholders on page 20.

2. Please revise throughout to present a realistic picture of your business as it is today by clarifying the anticipatory nature of your proposed operations. For example, on page five, you state that "[your] main product is the Global Seed Journal" and that "it is a monthly journal published in Chinese."

<u>Registration Statement Cover Page</u>

3. Please reconcile your disclosure on the registration statement cover page that your name is Global Seed Inc. with your disclosure on page five that your name is Global Seed Corporation.

<u>Registration Fee Table, page 2</u>

4. Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

<u>Prospectus Cover Page, page 3</u>

5. Please revise to move your prospectus subject to completion legend from page four to your prospectus cover page. Refer to Item 501(b)(10) of Regulation S-K.

<u>Prospectus Summary and Risk Factors, page 5</u>

6. Please revise to include your revenues, assets and net income (loss) as of the most recent audited period and interim stub. In addition, please disclose your monthly "burn rate," how long your present capital will last at that rate, an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds. Also disclose here that you will not receive any funds from this offering.

7. We note your disclosure on pages 5 and 15 that Global Seed Journal is your "main product." Please clarify what you mean by "main product."

8. Please revise to remove your disclosure here and on page 15 that the journal is "best known" for its presentation of Asian community news, advertising content, and articles written by contributors as you have no basis for this statement. In addition, please revise to remove the word "premier" here and on page 15, as this word is subjective.

9. Please revise to clarify here that you intend to publish and distribute your monthly journal in Houston, Texas.

10. We note your disclosure here and on page 15 that you have begun some of your planned operations, devoted primarily to start up development activities for your publication. Please expand your disclosure here and on page 15 to discuss what specific start up development activities you have conducted thus far in that regard.

11. Please revise to clarify that, if you are able to begin publishing your journal, there is no guarantee that you will be able to earn revenue from advertisers. In addition, please disclose here that you do not intend to charge a subscription fee for your journal and that any revenues that you earn will be from selling advertising space in your journal.

Number of Shares Being Offered, page 6

12. Please revise to clarify that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board.

Summary Financial Information, page 6

Balance Sheet, page F-2

13. We note that you disclose a $40,000 subscription receivable asset as of June 30, 2011 from the June 28, 2011 sale of your common stock. However, from the disclosure in Item 7 (Selling Security Holders, page 11) and Note 7 (Capital Stock, page F-11) it states that the shares were issued for cash. Furthermore, your June 30, 2011 statement of cash flows reflects the $40,000 as cash proceeds. It is unclear when the proceeds were received from the sale of this common stock. If proceeds were received subsequent to the June 30, 2011 year end, the classification of a subscription receivable as an asset is permitted if the receivable was paid in cash prior to the issuance of the financial statements included in the Form S-1. However, a note to the financial statements should state the specific date the payment in cash was received in accordance with the guidance in Topic 4E of the Staff Accounting Bulletins. In addition, the disclosures throughout the filing (e.g. Item 7, etc.) require clarification on the specific date the cash was received for this receivable on the sale of the common stock.   In the event that the subscription receivable has not been paid in cash, the financial statement should reflect the "stock subscription receivable" as a reduction in stockholders' equity as provided in the above Staff Accounting Bulletin. Please revise the summary financial information, financial statements and other disclosures in the Form S-1, accordingly.

14. The amount shown for total assets at June 30, 2011 should be $49,500. Also, please include line items for total expenses and net loss per share, including the weighted average number of common shares.

Summary Information, Risk Factors, page 7

15. Please revise to remove the words "in addition" from the first paragraph on page seven as they tend to suggest that your risk factors section does not discuss all known material risks.

16. Please revise to add risk factors that discuss the risks of having a sole director and officer, including the risk that, because your sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls and that, because the sole director and officer will determine his salary and perquisites, you may not have funds available for net income or explain why such risk factors are not necessary.

17. We note your disclosure on page 14 that your authorized capital stock consists of 8,999,886,999 shares of common stock and 9,989,886,988 shares of preferred stock. Please revise to add a risk factor that discusses the risk of dilution to your current shareholders should you issue your authorized shares.

Risks Related to Global Seed Inc., page 7

Our Independent Auditor has indicated that he has substantial doubts about our ability, page 7

18. Please revise here and throughout your filing to put parentheses around your losses.

Risks Related to Our Business and Industry, page 8

19. Please revise to remove the names of your competitors in this risk factor. In addition, we note that the names of your competitors differ throughout the filing. For example, refer to page 18. Please revise as necessary.

If we fail to maintain our relationships with our authors, illustrators, publishers, page 8

20. Please revise to clarify that you do not yet have any relationships with authors, illustrators, publishers and other creative talent as you have not yet started publishing your journal. In addition, please advise as to what relationships you intend to develop with publishers as it appears that you intend to become a publisher.

The economic slowdown and national and worldwide financial instability may continue, page 8

21. Please revise to clarify what you mean by "[a]dditionally, our potential customers in the Houston Asian communities will spend less in advertising dollars."

Until Our Common stock is registered, we will not be subject to the reporting obligation, page 10

22. Please revise your disclosure that "until your common stock is registered, you will not be subject to the reporting obligation" and that you will "not be a fully reporting company" as you will have Exchange Act reporting obligations pursuant to Section 15(d) of the Securities Exchange Act as of the effectiveness of your registration statement. In addition, please revise to clarify that the reporting obligations under Section 15(d) are not automatically suspended based on the number of holders of record of your common stock during the fiscal year within which the registration statement becomes effective. Also revise to remove the last sentence from this risk factor.

Selling Security Holders, page 11

23. We note the total listing of shares of common stock owned prior to the offering and shares of common stock to be sold equate to totals of 2,410,000 rather than 2,500,000. Please revise as necessary.

24. Please be advised that a person is generally deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that many of the selling shareholders share the same last name. Please revise if necessary.

Information with Respect to the Registrant, page 15

Description of Business, page 15

25. Please revise to reconcile your disclosure on page 15 that you incorporated on July 14, 2010 with your disclosure on page five that you incorporated on July 13, 2010.

Our Products and Services, page 15

26. We note that this section contains several broad generalizations regarding Asian-Americans. However, your target audience seems to be the Chinese speaking community in Houston, Texas. To the extent that you make statements regarding the needs of and trends in the Asian-American community, please revise to remove the broad generalizations and provide disclosure regarding your specific target audience. In addition, please revise to describe any such statements regarding the needs of and trends in your specific target audience as beliefs and provide to us the basis of such beliefs.

27. Please revise to clarify that there is no guarantee that the advertisers in the industries discussed in this section will choose to purchase advertisements in your journal.

28. Please revise to remove your statement that your journal "is in a unique position to serve these potential advertisers in the real estate industry" on page 15. Alternatively, please revise to state as a belief and provide to us the basis for such belief.

29. Please revise to clarify that there is no guarantee that supermarkets will agree to carry your journal. In addition, please revise to remove the word "easily" as this description is subjective.

30. Please revise to clarify what you mean by your disclosure that "[r]eaders will have access to real estate tools and resources such as real estate buying tips, real estate agents and home insurance."

31. Refer to the third paragraph in your Our Products and Services section. Please remove your disclosure describing the types of advertisements you anticipate receiving in your

dating services section as this does not appear to be material to your business plan or advise. In this regard, we note that you intend to publish a monthly journal in Chinese that targets the Chinese speaking community in Houston, Texas.

32. We note your disclosure on page 15 that "well established travel agents are welcomed to advertise in [your] journal." Please revise to clarify what you mean by "well established."

33. We note your disclosure on page 15 that "[you] believe that there will be a demand from [your] readership for travel agents because Asian-Americans have strong ties in Asia and China." Please remove or revise this statement as you do not have a basis for stating that all Asian-Americans have such ties to Asia and China. To the extent that you revise this statement, please clarify that you do not have a readership. Similarly please remove or revise your statement that "Asian-Americans frequently travel to Asia to visit their relatives."

34. We note your disclosure on page 15 that "[your] readers will be able to get discount coupons for some travel and tour packages" and that "you will offer travel coupons and discounted tours or airline tickets." Please revise to clarify whether you will only accept advertisements from travel agents if they provide coupons or how you intend to seek out travel agencies that are willing to offer such coupons and discounts. In addition, please revise to clarify that your advertisers, not you, will be offering such discounts or advise.

35. Please revise the last sentence in your paragraph regarding travel agencies on page 15 to state as a belief.

36. In the third paragraph from the bottom on page 15, please revise to clarify what you mean by your disclosure that "they often required special promotions to attract a limited pool of customers."

37. Please revise the last sentence on page 15 to remove the words "that support our local businesses." In addition, please revise to state that it is your belief that the advertisements will draw the readers to the journal.

Marketing and Promotion Strategies, page 16

38. We note that you provide the information regarding the Asian-American population for areas outside of your target audience. Please revise to include population information for the Chinese speaking community in Houston, Texas. In addition, we note that you use the 2009 American Community Survey. Please revise to provide updated information or advise.

39. We note your disclosure that the Chinese American population makes up 22.4% of the Asian American population. Please revise to also disclose the percentage that the Chinese American population makes up relative to the population as a whole.

40. Please revise to provide support for your statement that the Chinese household income is 30% higher than the national average. In addition, please revise to provide disclosure regarding your target audience of the Chinese speaking community in Houston, Texas.

41. Please revise the third sentence in the second paragraph on page 16 to state as a belief. In addition, please revise to remove the words "most desirable" and "unique" in the second paragraph on page 16.

42. We note your disclosure that "these factors make this population one of the most desirable target populations for buying real estate, finding a job, locating travel tour or package, and introducing new products to the consumer" on page 16. Please revise to state as a belief.

43. Please revise the last sentence to clarify that there is no guarantee that you will be able to start your journal in Houston or to expand to New York and California within five years.

44. Please revise the first sentence in the third paragraph to state as a belief. In addition, please provide support for your characterization of Chinese-American consumers as being underserved. Alternatively, please revise to remove the word "underserved."

45. Please revise your disclosure on page 16 that "the differences in culture and language barriers may make it more difficult for Chinese Americans to get reliable information about real estate and other services" as you do not have a basis for making such a broad generalization regarding all Chinese Americans. In addition, it appears that you will be attempting to sell advertising space to businesses in real estate as opposed to reporting on real estate issues. Please revise or advise.

46. Please revise to clarify what you mean by "[o]ur journal is here to educate and service them in a friendly and efficient manner published in their native language." In addition, please revise to remove the words "native language" as this disclosure appears to be making a broad generalization regarding all Chinese Americans.

47. Please revise the first sentence in the fourth and fifth paragraphs in this section on page 16 to state as beliefs. In addition, please revise to clarify what you mean by "direct publication" and "creative and traditional direct response advertising" in the fourth paragraph in this section. Also remove the word "solution" in the fourth paragraph, in the header after the fifth paragraph in this section on page 16 and throughout, as this appears to be marketing language. Finally, please remove the term "best way" in the fifth paragraph in this section as it does not appear that you have a basis for this statement or advise.

48. Please reconcile your disclosure that your marketing budget is $1,500 on page 16 with your disclosure on page 21 that your marketing budget is $7,800.

49. Please revise to clarify what you mean by "the zones available to advertise in" in the fifth paragraph in this section.

50. We note your disclosure in the fifth paragraph in this section that your marketing brochure will contain information regarding "the impact the journal demographic could have on the success of [your] customers' return on investment." Please revise to clarify how you will compile such information. In addition, please revise to clarify that you do not have any customers.

Advertising Solutions for Business, page 16

51. Please revise to briefly discuss how you intend to train sales representatives. In addition, please revise to remove the words "right advertising solution" as this appears to be marketing language. Also revise the third and fourth sentences to state as beliefs and remove the fifth and sixth sentences in the first paragraph of this section as it does not appear that you have a basis for such statements.

52. Please revise to briefly describe the "variety of ways" you offer potential advertisers to connect with their consumer base. In addition, please revise to remove the second sentence in the second to last paragraph on page 16 as you do not have a basis for this statement.

53. Please revise to remove your reference to "each city" since it appears you intend to operate only in Houston, Texas for the foreseeable future. In addition, please revise to clarify if you intend to print different advertisements for each of the four zones, and whether any other content will differ between the zones. Please also discuss how printing four different versions of your journal will impact production and distribution costs.

54. Please revise the last two sentences of the final paragraph in this section on page 16 to state as belief.

Features of Our Journal, page 17

55. Please revise to clarify what you mean by "lifestyle journal" in the first sentence on page 17 and "special writing" in the fourth sentence in the first paragraph on page 17. In addition, please revise to clarify what you mean by "we feature . . . "design and production.""

56. Please revise to remove the third sentence in the first paragraph on page 17 as you do not have any readers and have no basis for this statement. In addition, please revise the fifth sentence to state as a belief.

57. Please revise to clarify what you mean by "distribution center" on page 17 and please advise as to how many "predetermined sites" you intend to have for your journal. Please also discuss how you intend to secure permission to distribute your journal at these predetermined sites, what if any costs are involved in utilizing such distribution sites, and whether any efforts have been made thus far in regards to locating or securing such sites.

Financial Plan, page 17

58. Please clarify in the first paragraph that as of June 30, 2011 you have $9,500 rather than $49,500 in cash for general and administrative expenses. We note that $40,000 represents stock subscription receivable at June 30, 2011. Also, to the extent this amount has been subsequently collected in cash, please disclose.

59. Please revise to clarify as to what you mean by your disclosure on page 17 that you "will become fully operational upon the effectiveness of the registration with the Securities and Exchange Commission."

60. Please revise to clarify what you mean by "from the first year of operation." For example, clarify here whether you anticipate selling advertisements immediately after the date of effectiveness or if you anticipate selling advertisements twelve months after the date of effectiveness. In addition, please revise to remove the words "good" and "adequate" as these words are subjective.

61. Please revise to quantify the amount of revenue you will need to earn to allow you to increase your distribution to 3,500 to 5,000 journals by the second year of operations and clarify that there is no guarantee that you will earn any revenues or that you will raise enough funds to increase the number of journals you publish each month. Finally, please revise to clarify when you intend to publish your first journal.

62. We note that you believe that your expenses during the first 12 months of operation will be $50,000. Please advise as to how you intend to raise any additional funds you require.

Revenue and Break-Even Analysis, page 17

63. Please revise to clarify whether the table on page 17 provides the prices for advertising in each zone or in all four zones as it appears that you intend to publish four different versions of your journal.

64. We note your disclosure on page 16 in your Advertising Solutions and Business section that you intend to design the advertisement. With a view towards disclosure, please advise as to whether this table includes such design services.

65. Please revise the last sentence on page 17 to state as a belief. In addition, please revise to clarify the amount of revenue necessary for your journal to begin earning profits.

Business Strategies, page 18

66. Please revise to clarify what you mean by "large" in the second sentence in the first paragraph on page 18 by providing quantitative information. In addition, please revise to clarify what you mean by "a large market for advertisers."

67. Please revise to remove the third sentence in the first paragraph on page 18. Alternatively, please provide the basis for this statement.

68. Please revise to clarify what you mean by "10 less" than your competitors. In this regard, we note that one of your "competitors" seems to be a daily newspaper. Please also revise to discuss the risks and uncertainties associated with attempting to gain market share by charging a fixed amount less than your competitors, particularly given that there are likely many differences in the area of distribution size, brand awareness, target markets, among others.

69. Please revise the last sentence in this section to state as a belief.

70. Please revise to clarify what you mean by your disclosure that "[a]s soon as we attained certain level of popularity amount our readers and advertisers" and "gradually expanding" on page 18 by providing quantitative information.

Competition, page 18

71. Please revise the first sentence to state as a belief and provide your basis for why you believe that your journal will compete with only two other journals in the Houston area. Please revise to remove the second sentence in this section.

Intellectual Property, page 18

72. We note your disclosure regarding "registered trademarks" and "copyrights." Please revise to clarify as to whether you have any registered trademarks, copyrights or any other intellectual property.

Employee Agreements, page 19

73. Please reconcile your disclosure on page 19 that you have two part-time sales representatives with your disclosure on page 21 that you do not intend to hire sales representatives for at least five to six months. In addition, we note that your sales representative work on commission. However, it does not appear that you have begun to sell advertising space. Please revise or advise. In this regard, we note your disclosure on page 21 that you estimate that you will pay an annual salary of $21,000 for two-part time sales representatives.

74. To the extent that you do intend to pay your sales representatives on a commission basis, please disclose how you intend to determine the commission.

Description of Property, page 19

75. We note your disclosure that you do not own any real property in the United States. Please advise as to whether you own any real property outside of the United States. To the extent that you do own real property outside of the United States, please disclose.

Management's Discussion and Analysis, page 21

Plan of Operations, page 21

76. Please significantly revise to provide investors with a detailed description of your business plans. In this regard, we note that you have included a budget and timeline for some of your business plans in your table on page 21. Please expand your disclosure by providing a more detailed discussion of the real costs and timelines you face in reaching your goals of producing a monthly journal. For example, please describe (a) who will write the articles, design your cover page and provide the other content in your journal (b) how you intend to pay these contributors, (c) when and how you intend to find places to distribute your journal, (d) your plans for conducting "public awareness campaigns," (e) your plans for creating an online journal, including a timeline and budget for this activity and (f) your plans for expanding your journal to other cities, including a timeline and budget for this activity. In addition, please reconcile the table on page 20 regarding the estimated costs with your disclosure in your Results of Operations section regarding estimated costs.

77. Please revise to clarify that there is no guarantee that you will sign up 30 to 35 advertising accounts.

Results of Operations, page 21

78. Please expand this section to disclose that as of June 30, 2011 and through the filing date of this Form S-1 Registration Statement, you have not generated any revenues to date, nor have you produced, published or distributed an initial issue of the Global Seed Journal, if true. Please further disclose that you are in the development stage and that the commencement of some of your planned principal operations, as you indicate on page five, has primarily consisted of those things described in the first sentence of the first paragraph under Results of Operations.

79. Please revise the third sentence in the last paragraph on page 21 to state as a belief.

Liquidity and Capital Resources, page 22

80. See the first paragraph. Please clarify in the second sentence that the 2,500,000 shares were issued through June 30, 2011 rather than July 30, 2011. Similarly, on the Statement of Stockholders' Equity at page F-4, clarify in each of the last two line items (i.e., the net loss from inception and the ending balance) the date as being June 30, 2011 rather than July 30, 2011.

81. In the second paragraph, please expand to disclose, if true, that you do not have any third-party banking or financing agreements in place to provide you with a source of liquidity, nor have any other shareholders agreed, verbally or in writing, to provide you with a source of advances or loans to fund your operations.

Directors and Executive Officers, Promoters and Control Persons, page 23

82. We note your disclosure on page 23 that Mr. Su Zhi Da was first elected or appointed on July 13, 2011. However, it appears that he served as your sole officer and director prior to July 13, 2011. In this regard, we note your disclosure on page 23 that in July 2010, Mr. Su Zhi Da incorporated Global Seed Inc. in Texas. Please revise or advise.

Business Experience, page 23

Su Zhi Da, page 23

83. Please revise to remove the assertion that under Mr. Su's successful leadership, the Military Forum has reversed losses into profits and has become a favorite journal among its readers. Please also revise to remove the last sentence in the first paragraph of this section as it does not appear that you have begun to promote the journal in Houston, Texas.

Executive Compensation, page 24

84. Please revise to remove the words "and is motivated by a strong entrepreneurial interest in developing our operations and potential revenue base to the best of his ability."

Transactions with Related Persons, Promoters and Certain Control Persons, Corporate Governance Certain Relationships and Related Transactions, page 26

85. We note your disclosure on page 22 that Mr. Su Zhi Da verbally agreed to advance funds to you for general and administrative expenses for the next twelve months or until you begin to generate revenues. Please revise to disclose any funds that Mr. Su Zhi Da has already advanced to you, and revise to disclose the material terms of the agreement pursuant to Item 404(a) of Regulation S-K, including the interest rate, if any, if he is required to advance such funds and if there is a cap on the amount that he willing to lend.

To the extent that he is not required to lend such funds, please revise to disclose that there is no guarantee that he will advance funds to you.

Corporate Governance, page 26

86. Please revise to remove the term "small business issuer" on page 26. Alternatively, please revise to replace the term "small business issuer" with "smaller reporting company."

Report of Independent Registered Public Accounting Firm, page F-1

87. In the introductory paragraph, please delete the reference to the period ended April 30, 2011, or explain. In the emphasis paragraph regarding the going concern, please provide a cross reference to the audited footnote disclosure of management's plans in regard to this matter. See paragraph 13 of AU Section 341, The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern.

Statement of Cash Flows, page F-5

88. Please include within the section of net cash used by operating activities, a line item for the increase in accounts payable of $2,365, which will result in net cash used in operating activities of $500. In addition, please revise the financing activity line item, proceeds from issuance of common stock, to be $10,000 rather than $50,000. Also include a line item for common stock subscribed in the amount of $40,000 under Supplemental Disclosures for non-cash financing activities. The line item, cash at beginning of period, should be revised to be zero.

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition

89. Please expand the disclosures to specifically address your planned principal operation of publishing a monthly journal. In this regard, describe the potential sources of revenue from this operation, including when revenue will be considered to be earned, given that your publication will be a free publication.

Signatures, page 32

90. Please revise the Signatures section to provide the language and format required by Form S-1.

Other

Age of Financial Statements

> 91. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

> 92. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
         Kristie L. Lewis, Esq.